UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.2) *


                          COLLINS & AIKMAN CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class and Securities)

                                    194830105
                              --------------------
                                 (CUSIP Number)

                                  Textron Inc.
                            Attn: Arnold M. Friedman
                    Vice President and Deputy General Counsel
                              40 Westminster Street
                         Providence, Rhode Island 02903
                                 (401) 421-2800
                            ------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 22, 2004
                             ----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.  194830105
--------------------------------------------------------------------------------
 1.      Names of Reporting Persons
         I.R.S Identification nos. of above persons (entities only):

         Textron Inc.      05-0315468
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 2.      Check the appropriate box if a member of a group*: (a) [ ]
                                                      (b) [x]
       -------------------------------------------------------------------------

 3.      SEC use only
       -------------------------------------------------------------------------
 4.      Source of funds*: OO
       -------------------------------------------------------------------------

 5. Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e): [ ]

       -------------------------------------------------------------------------
 6.      Citizenship or place of organization: Delaware

       -------------------------------------------------------------------------
       Number of              7.   Sole voting power: 0
       Shares                      ---------------------------------------------
       Beneficially           8.   Shared voting power: 0
       owned by                    ---------------------------------------------
       each                   9.   Sole dispositive power: 0
       reporting                   ---------------------------------------------
       person with           10.  Shared dispositive power: 0
       -------------------------------------------------------------------------
11. Aggregate amount beneficially owned by each reporting person: (See Item 5) 0

      --------------------------------------------------------------------------
12. Check box if the aggregate amount in row 11 excludes certain shares*: [ ]

     ---------------------------------------------------------------------------
13.  Percent of class represented by amount in row 11: 0%

     ---------------------------------------------------------------------------
14.  Type of reporting person*: CO

     ---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 (this "Second Amendment") constitutes the second amendment to the Statement on Schedule 13D (the "Statement") filed by Textron Inc. ("Textron") on December 28, 2001 relating to the common stock, par value $.01 per share (the "Common Stock"), of Collins & Aikman Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Second Amendment without definition have the meanings ascribed to them in the Statement.

The items of the Statement set forth below are hereby amended as follows:

Item 2. Identity and Background.

The first paragraph of Item 2 is amended as follows:

         This Statement constitutes the second amendment to Schedule 13D of Textron filed on December 28, 2001. A material decrease has occurred in Textron's percentage ownership of Collins & Aikman Corporation since the acquisition by Textron of 18,000,000 shares of Common Stock on December 28, 2001. Since that time Textron has sold the remainder of its stock.

The third paragraph of Item 2 is hereby amended to read as follows:

         Textron Holdco, Textron, Kautex and McCord no longer hold any shares of Common Stock. Textron Holdco is the direct wholly owned subsidiary of McCord Corporation, a Michigan corporation ("McCord"). McCord is the direct wholly owned subsidiary of Kautex Inc., a Delaware corporation, formerly known as Textron Automotive Company Inc., and a direct wholly owned subsidiary of Textron ("Kautex"). This Statement is filed by Textron on behalf of itself and each of Kautex, McCord and Textron Holdco.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 are hereby amended to read:

(a) According to the Company, on October 31, 2003, there were 83,630,087 shares of Common Stock issued and outstanding. Textron Holdco, Textron, Kautex and McCord no longer own any of such shares.

(c) Textron has effected the following market transactions in the Common Stock during the past sixty days:

     1) Sale of 250,000 shares of Common Stock on December 22, 2003, for $4.1051 per share;

     2) Sale of 108,700 shares of Common Stock on December 23, 2003, for $4.1365 per share;

     3) Sale of 71,500 shares of Common Stock on December 24, 2003, for $4.1292 per share;

     4) Sale of 50,000 shares of Common Stock on December 26, 2003, for $4.0789 per share;

     5) Sale of 110,000 shares of Common Stock on December 29, 2003, for $4.1411 per share;

     6) Sale of 253,000 shares of Common Stock on December 30, 2003, for $4.1737 per share;

     7) Sale of 74,200 shares of Common Stock on December 31, 2003, for $4.3392 per share;

     8) Sale of 156,100 shares of Common Stock on January 2, 2004, for $4.2007 per share;

     9) Sale of 390,700 shares of Common Stock on January 5, 2004, for $4.3834 per share;

     10) Sale of 243,000 shares of Common Stock on January 6, 2004, for $5.2116 per share;

     11) Sale of 120,000 shares of Common Stock on January 7, 2004, for $5.6590 per share;

     12) Sale of 130,000 shares of Common Stock on January 8, 2004, for $6.1517 per share;

     13) Sale of 122,000 shares of Common Stock on January 9, 2004, for $5.9922 per share;

     14) Sale of 102,000 shares of Common Stock on January 12, 2004, for $6.0644 per share;

     15) Sale of 115,000 shares of Common Stock on January 13, 2004, for $5.8938 per share;

     16) Sale of 131,500 shares of Common Stock on January 14, 2004, for $5.5455 per share;

     17) Sale of 109,000 shares of Common Stock on January 15, 2004, for $5.5924 per share;

     18) Sale of 75,000 shares of Common Stock on January 16, 2004, for $5.6622 per share;

     19) Sale of 175,000 shares of Common Stock on January 20, 2004, for $6.3321 per share;

     20) Sale of 175,000 shares of Common Stock on January 21, 2004, for $6.6276 per share;

     21) Sale of 3,692,200 shares of Common Stock on January 22, 2004, for $6.7448 per share; and

     22) Sale of 100,000 shares of Common Stock on January 22, 2004, for $6.7448 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

 Dated:  January 26, 2004

                            TEXTRON INC.



                            By:     /s/Arnold M. Friedman
                                 -----------------------------------------------
                                Name:  Arnold M. Friedman
                                Title: Vice President and General Deputy Counsel